Filed Pursuant to Rule 433

Registration Statement No. 333-288198

Pricing Term Sheet

March 4, 2026

FIDELITY NATIONAL INFORMATION SERVICES, INC.

Pricing Term Sheet

$2,000,000,000 4.450% Senior Notes due 2028 (the “2028 Notes”)

$2,300,000,000 4.550% Senior Notes due 2029 (the “2029 Notes”)

$2,000,000,000 4.800% Senior Notes due 2031 (the “2031 Notes”)

(together, the “Fixed Rate Notes”)

$500,000,000 Floating Rate Senior Notes due 2029 (the “Floating Rate Notes” and, together with the Fixed Rate Notes, the “Senior Notes”)

The information in this pricing term sheet supplements Fidelity National Information Services, Inc.’s (the “Issuer”) preliminary prospectus supplement, dated February 26, 2026 (the “Preliminary Prospectus Supplement”), relating to the Senior Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus, dated June 20, 2025, before making a decision in connection with an investment in the Senior Notes. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Terms Applicable to the Senior Notes

Issuer	Fidelity National Information Services, Inc.

Issuer Ratings (Moody’s / S&P / Fitch)*	Baa2 / BBB / BBB (stable/stable/stable)

Expected Issue Ratings (Moody’s / S&P / Fitch)*	Baa2 / BBB / BBB

Trade Date	March 4, 2026

Settlement Date**	T+4; March 10, 2026

Denominations	$2,000 and integral multiples of $1,000 in excess thereof

Use of Proceeds	The Issuer intends to use the net proceeds from this offering to repay short-term indebtedness under its Term Loan Facility incurred to finance its acquisition of Global Payments’ Issuer Solutions business, with any remaining net proceeds to be used to repay outstanding borrowings under its existing commercial paper programs.

Listing	The Senior Notes are not, and are not expected to be, listed on any securities exchange or included in any automated dealer quotation system

Joint Book-Running Managers	Goldman Sachs & Co. LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC TD Securities (USA) LLC

Passive Bookrunners

Barclays Capital Inc.

BofA Securities, Inc.

MUFG Securities Americas Inc.

U.S. Bancorp Investments, Inc.

BMO Capital Markets Corp.

Lloyds Securities Inc.

NatWest Markets Securities Inc.

PNC Capital Markets LLC

Regions Securities LLC

Senior Co-Managers	Credit Agricole Securities (USA) Inc. Truist Securities, Inc. Citizens JMP Securities, LLC Fifth Third Securities, Inc.

Notice to Prospective Investors in Israel	None of this pricing term sheet, the Preliminary Prospectus Supplement or the accompanying prospectus constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), and none have been filed with or approved by the Israel Securities Authority. In Israel, this pricing term sheet, the Preliminary Prospectus Supplement and the accompanying prospectus are being distributed only to, and are directed only at, and any offer of the Senior Notes is directed only at (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (the “Addendum”), to the Israeli Securities Law. Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum.

Terms Applicable to the Fixed Rate Notes

Principal Amount	2028 Notes: $2,000,000,000 2029 Notes: $2,300,000,000 2031 Notes: $2,000,000,000

Coupon	2028 Notes: 4.450% 2029 Notes: 4.550% 2031 Notes: 4.800%

Maturity Date	2028 Notes: March 10, 2028 2029 Notes: March 10, 2029 2031 Notes: March 10, 2031

Price to Public	2028 Notes: 99.926% of principal amount 2029 Notes: 99.875% of principal amount 2031 Notes: 99.930% of principal amount

Benchmark Treasury	2028 Notes: 3.375% UST due February 29, 2028 2029 Notes: 3.500% UST due February 15, 2029 2031 Notes: 3.500% UST due February 28, 2031

Benchmark Treasury Price and Yield	2028 Notes: 99-22, 3.539% 2029 Notes: 99-28, 3.545% 2031 Notes: 99-08, 3.666%

Spread to Benchmark Treasury	2028 Notes: +95 basis points 2029 Notes: +105 basis points 2031 Notes: +115 basis points

Re-offer Yield	2028 Notes: 4.489% 2029 Notes: 4.595% 2031 Notes: 4.816%

Interest Payment Dates

2028 Notes: March 10 and September 10 of each year, beginning on September 10, 2026

2029 Notes: March 10 and September 10 of each year, beginning on September 10, 2026

2031 Notes: March 10 and September 10 of each year, beginning on September 10, 2026

Day Count Convention	30/360

Underwriting Discount	2028 Notes: 0.350% 2029 Notes: 0.400% 2031 Notes: 0.600%

Optional Redemption

2028 Notes: At any time prior to the maturity date of the 2028 Notes at a discount rate of the Treasury Rate plus 15 basis points

2029 Notes: At any time prior to the applicable Par Call Date (as defined below) at a discount rate of the Treasury Rate plus 15 basis points

2031 Notes: At any time prior to the applicable Par Call Date at a discount rate of the Treasury Rate plus 20 basis points

At any time on or after the applicable Par Call Date, the 2029 Notes and the 2031 Notes (collectively, the “Par Call Notes”) will be redeemable at the Issuer’s option, in whole or in part, at a price equal to 100% of the principal amount of the applicable series of Par Call Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the applicable redemption date

“Par Call Date” means:

For the 2029 Notes, February 10, 2029 (the date that is one month prior to the maturity date of the 2029 Notes)

For the 2031 Notes, February 10, 2031 (the date that is one month prior to the maturity date of the 2031 Notes)

CUSIP	2028 Notes: 31620M CA2 2029 Notes: 31620M CD6 2031 Notes: 31620M CE4

ISIN	2028 Notes: US31620MCA27 2029 Notes: US31620MCD65 2031 Notes: US31620MCE49

Terms Applicable to the Floating Rate Notes

Principal Amount	$500,000,000

Maturity Date	March 10, 2029

Price to Public	100.000% of principal amount

Interest Rate	A floating rate equal to a benchmark rate, which will initially be Compounded SOFR, plus the spread, reset quarterly

Spread to Compounded SOFR	+121 basis points

Interest Payment Dates	March 10, June 10, September 10 and December 10 of each year, beginning on June 10, 2026

Interest Payment Determination Date	The second U.S. Government Securities Business Day before each interest payment date

Interest Period	(i) The period from, and including, the most recent interest payment date for the Floating Rate Notes (or, with respect to the initial interest period only, from and including March 10, 2026) to, but excluding, the next succeeding interest payment date for the Floating Rate Notes or (ii) in the case of the last such period, from, and including, the interest payment date for the Floating Rate Notes immediately preceding the maturity date to, but excluding, the maturity date

Observation Period	The period from, and including, the date that is two U.S. Government Securities Business Days preceding the first date in the relevant interest period to, but excluding, the Interest Payment Determination Date for such interest period

Day Count Convention	Actual/360

Underwriting Discount	0.400%

Optional Redemption	The Floating Rate Notes will not be redeemable at the Issuer’s option prior to their maturity date

CUSIP	31620M CC8

ISIN	US31620MCC82

1.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each credit rating should be evaluated independently of any other credit rating.

2.

** Note: We expect that delivery of the Senior Notes will be made on or about March 10, 2026, which will be on or about the fourth business day following the date of pricing of the Senior Notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, or “T+1”, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Senior Notes prior to the business day before delivery of the Senior Notes will be required, by virtue of the fact that the Senior Notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Senior Notes who wish to make such trades should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the Preliminary Prospectus Supplement in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and Preliminary Prospectus Supplement if you request it by contacting Goldman Sachs & Co. LLC toll-free at +1 (866) 471-2526, Wells Fargo Securities, LLC toll-free at +1 (800) 645-3751, Citigroup Global Markets Inc. toll-free at +1 (800) 831-9146, J.P. Morgan Securities LLC collect at +1 (212) 834-4533 or TD Securities (USA) LLC toll-free at +1 (855) 495-9846.

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